June 17, 2009
Mr. Mark P. Shuman
Branch Chief — Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Compuware Corporation Preliminary Proxy Statement on Schedule 14A Filed June 5, 2009 File No. 000-20900
Dear Mr. Shuman:
     On behalf of Compuware Corporation, a Michigan corporation (the “Company”), I am responding to the Staff’s comment letter dated June 11, 2009 with respect to the Company’s preliminary proxy statement referenced above. I have set forth below each question contained in the Staff’s comment letter, followed by our response thereto.
(3) Ratification of Rights Agreement, page 7
1. We note that you are seeking shareholder ratification of an amendment to your rights agreement to extend the term of the agreement and to provide that the rights agent acts only as agent for the company. Please clarify whether amending the rights agreement to provide that the rights agent acts only as agent for the company, and not the holders of the rights, represents a substantive change to the rights agreement, and if so, state briefly the effects of this change.
The change to the rights agreement providing that the rights agent is only an agent for the company was requested by the rights agent merely to clarify its role (which is similar to a stock transfer agent) and did not effect a substantive change to the rights agreement. Because the change was not material and to avoid any possible confusion on this point, we have eliminated the reference to this change in the first paragraph under “Background” on page 7.
2. You have provided a list of reasons that your board of directors believes that the rights agreement, as amended, is in the best interests of the shareholders, including that it provides a way for the board to “defend shareholders against abusive tactics used to gain control of the Company without paying all shareholders a fair premium.” Please expand your disclosure to provide a more balanced discussion of the anti-takeover effects of the rights agreement, including those that may be viewed as disadvantageous to shareholders. For example, state clearly, if accurate, that the existence of the rights agreement may render more difficult or discourage a tender offer, change in control or similar transaction that is not approved by the board, even though shareholders otherwise deem such transaction favorable. Please refer to SEC Release No. 34-15230.
The requested disclosure has been added under the heading “Certain Effects” on page 11.
     We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in all Company filings. We understand that neither the staff’s comments nor changes we make to our disclosure in response to staff comments foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to call me at (313) 227-7873 with any questions or if we can be of any assistance in completing your review of these responses.
Very truly yours,
/s/ Daniel S. Follis, Jr.
Vice President, Secretary & General Counsel
CC: Katherine Wray